GLOBAL MED TECHNOLOGIES® DELIVERS RECORD
THIRD QUARTER REVENUES

Recurring Revenues Increased to $16.1 Million(1)
Total Business Pipeline at Record $60 Million: Major Growth
Driven by Transformative Acquisitions

DENVER, CO - (November 13, 2008) - Global Med Technologies®, Inc. (“Global Med” or the “Company”) (OTCBB: GLOB), an international e-Health, medical information technology company, today reported record revenues for the third quarter and nine months ended September 30, 2008.

Third quarter highlights:

•	Recurring revenues reached $16.1 million as a result of transformative acquisitions. (1)
•
Exclusive of recent acquisitions, bookings of software license and implementation fees increased 21% over the comparable quarter in 2007 and were up 10% year-to-date over the first nine months of 2007. (2)

•	Generated quarterly revenues of $6.9 million(3) - Global Med’s highest ever reported.
•	Completed the acquisition of eDonor.
•	Released a proven tissue and cellular therapy product.
•	Backlog of unrecognized license and implementation revenue increased to over $7 million. (1)
•	Business pipeline of all subsidiaries combined reached $60 million.
•	Continued positive cash flows from operations.

Global Med’s revenues climbed 70% to $6.9 million(3) for the three months ended September 30, 2008 from $4.1 million for the comparable period in 2007, due to the acquisitions of Inlog and eDonor on June 26 and August 1, 2008, respectively. Gross profit of $4.2 million in the third quarter of 2008 increased 43% from $2.9 million in the third quarter of 2007, with the Inlog and eDonor acquisitions contributing gross profit of $1.7 million in the 2008 quarter. For the three months ended September 30, 2008, the Company’s net loss was ($228) thousand, or ($0.01) per diluted share, compared to net income of $552 thousand, or $0.01 per diluted share, during the comparable period in 2007. The principal reasons for the net loss during the period was increased depreciation and amortization expense associated with the Inlog and eDonor acquisitions of $285 thousand, approximately $90 thousand in non-recurring legal and accounting expenses, as well as interest expense of $180 thousand associated with the acquisitions.

Global Med’s revenues for the nine months ended September 30, 2008(4) rose $4.6 million, or 39%, to $16.4 million from $11.8 million for the comparable period in 2007. Revenue from the Inlog and eDonor acquisitions contributed $3.1 million for the period, while revenues from the Company’s Wyndgate division and PeopleMed subsidiary increased $1.5 million, or 12%, for the nine month period compared to last year. Gross profit for the nine months ended September 30, 2008 and 2007 was $10.2 million and $8.2 million, respectively, with the Inlog and eDonor acquisitions contributing approximately $1.8 million to the Company’s gross profit for the 2008 period. For the nine months ended September 30, 2008 and 2007, the Company’s net income was $284 thousand, or $0.01 per diluted share, and $1.3 million, or $0.03 per diluted share, respectively. The primary reasons for the decrease in net income during the nine month period related to depreciation and amortization expense of $297 thousand, and interest expense of approximately $190 thousand associated with the Inlog and eDonor acquisitions and an increase in income tax expense of $381 thousand.

During the quarter, the Company’s overall recurring revenues reached an annualized rate of $14.6 million. Based on the Company’s backlog of customers as of September 30, 2008, the Company’s annual recurring revenues, when all contracted customer sites are implemented, will be approximately $16.1 million. The Company’s backlog of unrecognized software license fees and implementation fees increased to approximately $7.0 million.

The Company’s gross profit margin for the third quarter of 2008 was approximately 60% compared to 71% in the third quarter of 2007. The Company’s gross profit margins are impacted by revenue mix, with software license revenues having the highest gross margins of the Company’s product line. In addition, the Inlog and eDonor entities both had historically lower gross margins than the Company. A decline in third quarter 2008 software license fees revenues at the Company’s Wyndgate division and the Inlog and eDonor acquisitions contributed to the decline in gross profit margins.

Mick Ruxin, M.D., Chairman and CEO of Global Med Technologies, Inc., commenting on the recent acquisitions and quarterly results, stated, “Our third quarter revenues of $6.9 million represented the highest reported quarterly revenues since Global Med’s inception due to the acquisitions of Inlog and eDonor. It is also important to note that we had approximately $400 thousand in new systems sales that we had to defer to future quarters due to revenue recognition requirements, demonstrating the inherent lumpiness of our revenue stream. While we did incur a net loss for the quarter of $228 thousand, it resulted primarily from amortization and financing costs and non-recurring legal and accounting costs associated with the acquisitions. Our third quarter and year-to-date new system sales are up over last year, recurring revenues reached $16.1 million(1), and we believe that the recent acquisitions will provide significant long-term benefits to the Company’s shareholders.” Ruxin concluded, “Our pipeline of identified business has soared to over $60 million for Global Med’s products. While it is taking longer for deals to close, the needs and requests for our products continue to increase".

Thomas F. Marcinek, the Company’s President and COO, stated “The market’s interest in our expanding product line continues to grow as evidenced by the activity level at the recent American Association of Blood Banks meeting. This is our largest meeting of the year with over 5,000 attendees. Our booth and product showcase suites were exceptionally busy. Prospective customers looked to us for a complete and solid product offering from donor contact management to delivery of finished blood products to patients in need.” Mr. Marcinek continued, “The market’s desire for a vendor to partner with for a complete vein-to-vein® solution places us in an enviable position. With the availability of new products through our Inlog and eDonor acquisitions, we are now positioned to provide a complete line of products and services to the markets we serve.”

GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)
Selected Results
Three Months Ended September 30,
In (000s) Except Per Share Information
(Unaudited)

	2008(3)			2007
Revenues		$6,940			$4,094
Cost of revenues		2,759			1,172
Operating expenses		4,299			2,375
Income (loss)from operations		(118)			547
Other income, (expenses) and (taxes)		(110)			5
Net income (loss)		$(228)			$552
Income (loss) per share Basic Diluted	$ $	(0.01 (0.01	) )	$ $	0.02 0.01
Weighted average shares outstanding Basic Diluted(5)		30,754 30,754			25,600 44,469
Cash flows provided by operations		$227			$692

Selected Results
Nine Months Ended September 30,
In (000s) Except Per Share Information
(Unaudited)

	2008(4)		2007
Revenues		$16,378		$11,782
Cost of revenues		6,177		3,566
Operating expenses		9,361		7,027
Income from operations		840		1,189
Other income, (expenses) and (taxes)		(556)		109
Net income		$284		$1,298
Income per share Basic Diluted	$ $	0.01 0.01	$ $	0.05 0.03
Weighted average shares outstanding Basic Diluted		28,546 46,898		24,035 41,052
Cash flows provided by Operations(6)		$1,114		$3,371

The Company will host a conference call today at 9:00 a.m. EST. Mick Ruxin, M.D., Chief Executive Officer, Tom Marcinek, President and Chief Operating Officer, and Darren Craig, Acting CFO, will discuss the third quarter financial results and will be available to answer questions. Interested parties are welcome to call the following telephone numbers five minutes prior to the start of the conference call. Callers within the U.S. should call: 1-866-789-9224. Callers that are outside of the U.S. should call: 1-706-679-9621. Callers should reference "Global Med Third Quarter Financial Results" to the conference call operator. The conference call ID number will be: 71180318.

An automated replay of the conference call will be available from November 13, 2008 at 11:30 a.m. EST until November 15, 2008 at 11:59 p.m. EST. To access the replay, callers within the U.S. should call: 1-800-642-1687. Callers outside of the U.S. should call: 1-706-645-9291 and enter Global Med’s access code of 58996634. The replay of the conference call will be available beginning November 15, 2008 at Global Med’s website at www.globalmedtech.com.

About Global Med Technologies, Inc.
Global Med Technologies®, Inc. is an international medical software company which develops regulated and non-regulated software products and services for the healthcare industry. As a leading provider of blood and laboratory software applications and services, Global Med’s products are deployed in 20 countries and serve over 1,600 transfusion centers, blood banks and laboratories.

Global Med’s U.S. division, Wyndgate Technologies®, provides Vein-to-Vein® tracking through its Donor Doc™, SafeTrace®, SafeTrace Tx® and ElDorado Donor™ software products. Each year, Wyndgate’s products and services manage more than eight million blood components, representing over 27% of the U.S. blood supply.

Global Med’s European subsidiary, Inlog, SA, is a leading provider of donor center and transfusion management systems as well as cellular therapy software, laboratory information systems and quality assurance medical software systems internationally. Inlog’s products include EdgeBlood(7), EdgeTrack(7), EdgeCell, EdgeLab and SAPA.

Global Med’s U.S. division, eDonor®, provides a web-based donor relationship management system that integrates recruitment, scheduling, retention and fulfillment for national as well as local community blood centers and hospitals. eDonor’s products and services are designed to complement Global Med’s strong line of international blood management and laboratory information software and service solutions.

Global Med’s U.S. subsidiary, PeopleMed®, Inc., provides cost-effective customized software validation, consulting and compliance solutions to hospitals and donor centers.

For more information about Global Med’s products and services, please call 800-996-3428 or visit www.globalmedtech.com, www.peoplemed.com, www.inlog.com and www.wyndgate.com.

(1) Represents the value of recurring revenues once all current customers begin paying for maintenance, including Inlog and eDonor.

(2) Excludes Inlog and eDonor new system sales bookings. Due to software license revenue recognition rules, the Company was required to defer certain license fees which were material during the 2008 quarter.

(3) Includes Inlog’s results of operations for the three months ended September 30, 2008 and eDonor’s results of operations from August 1, 2008 through September 30, 2008.

(4) Includes Inlog’s results of operations for the period from June 26, 2008 through September 30, 2008 and eDonor’s results of operations from August 1, 2008 through September 30, 2008.

(5) Weighted average shares outstanding used in the calculation of diluted net loss per share are the same as basic weighted averages shares outstanding due to the Company’s net loss for the three months ended September 30, 2008.

(6) During the nine months ended September 30, 2007, the Company recognized approximately $80 thousand in accrued interest related to the return of a deposit in escrow of $1.004 million which increased the Company’s cash flows from operations by $1.084 million.

(7) FDA 510(k) clearance required prior to sales in the U.S.

This news release may include statements that constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expects” or similar expressions.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this news release.

Company Contact:	Investor Contact:
Global Med Technologies, Inc.	portfolio pr
Michael I. Ruxin, M.D.	Paul Holm, President
(303) 238-2000	(212) 888-4570
mick@globalmedtech.com	paulmholm@gmail.com